Filed by Kmart Holding Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Companies:
Sears Holdings Corporation
(Registration No. 333-120954),
Kmart Holding Corporation
(Commission File No. 000-50278), and
Sears, Roebuck and Co.
(Commission File No. 1-416)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sears Holdings Corporation, Kmart Holding Corporation and Sears, Roebuck and Co., including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Kmart’s and Sears’ management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Kmart and Sears stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize synergies and cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; anticipated cash flow and the ability of Sears Holdings to maintain sufficient operating cash flow and liquidity; the successful execution of, and customer response to, strategic initiatives, including the full-line store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; anticipated cash flow; changes in interest rates; the outcome of pending legal proceedings and bankruptcy claims; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; the impact of seasonal buying patterns, which are difficult to forecast with certainty; and general economic conditions and normal business uncertainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Kmart’s and Sears’ results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Forms 10-K of Kmart and Sears filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Sears Holdings Corporation has filed a Registration Statement on Form S-4 with the SEC (Registration No. 333-120954) containing a preliminary joint proxy statement-prospectus regarding the proposed transaction. Stockholders are urged to read the definitive joint proxy statement-prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will also be able to obtain a free copy of the definitive joint proxy statement-prospectus, as well as other filings containing information about Sears Holdings, Kmart and Sears, Roebuck, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement-prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement-prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary.

     The proposed directors and executive officers of Sears Holdings, the respective directors and executive officers of Kmart and Sears, Roebuck and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Sears Holdings’ proposed directors and executive officers, Kmart’s and Sears, Roebuck’s directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement-prospectus contained in the above-referenced Registration Statement on Form S-4.

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Answers to Your Questions on the Proposed Kmart, Sears Merger
We know that associates have many questions regarding the announcement of the Kmart and Sears merger. While many details are still being finalized, we will do our best to answer your questions on a timely basis. Following is a first round of associate Q&A. Watch for more updates as information becomes available.

What are the details of this transaction?

What’s happening?
Kmart Holding Corporation and Sears, Roebuck and Co. have signed a definitive merger agreement that provides for a combination of Sears and Kmart, creating a major new retail company named Sears Holdings Corporation, with headquarters in Hoffman Estates, Illinois and a significant presence in Troy, Michigan. Following the combination, both Sears and Kmart will continue to operate separately under their respective brand names.

How will the new corporation stand in comparison to our competitors?
After completion of the transaction, Sears Holdings will be the nation’s third largest retailer, with approximately $55 billion in annual revenues. Sears Holdings will operate 2,353 full-line and off-mall stores, second only to Wal-Mart in the retail industry, and will have approximately 400,000 employees.

Why are we doing this?
We believe that the combination greatly strengthens both Kmart and Sears. The creation of Sears Holdings would have a major impact on the retail landscape, and is intended to create shareholder value and operational advantages though scale, distribution, and product and service differentiation among the most impressive in the industry.

Who are the leaders of the new corporation?
Edward Lampert, chairman of Kmart, will become the chairman of Sears Holdings. Alan Lacy, current chairman and CEO of Sears, will be vice chairman and CEO of Sears Holdings and Aylwin Lewis, current Kmart CEO, will be president of Sears Holdings and will become CEO of Kmart and Sears Retail.

Who will sit on the board of the new corporation?
Lampert, Lacy and Lewis will be part of the 10-member Sears Holdings board, which will include seven members of the current Kmart board and three members of the current Sears board. The final board members of the new company will be determined at the completion of the merger.

When do you expect the merger to be completed?
The merger is expected to be completed by the end of March 2005, pending, among other things, regulatory approvals and approval by Sears and Kmart shareholders.

Is there any chance the merger may not go through?
The completion of any such endeavor is subject to conditions and uncertainties; however, Kmart and Sears are committed to giving our best effort to see that it is completed in a timely manner.

What will Kmart shareholders receive for their Kmart shares?
Kmart shareholders will receive one share of new Sears Holdings common stock for each Kmart share.

What changes are going to happen to the business?

How do I respond to customers’ questions regarding the merger?
Although we believe this action will ultimately benefit customers by providing greater choice of preferred brands closer to where they live, customers will not be affected in the near term. Holiday sales activity will not be affected.

Will Kmart stores be converted into Sears stores?
A substantial number of Kmart stores are expected to be converted over time to the Sears nameplate, in addition to the 50 Kmart stores acquired by Sears earlier this year that will be converted by fourth quarter 2005.

Will Sears stores be converted to Kmart stores?
This could be an option, and will depend on analysis of market demographics. There are no plans at this time to convert Sears stores to Kmart nameplates.

Will Sears stores offer Kmart brands, and will Kmart stores offer Sears brands?
The combined company will benefit customers by providing a greater choice of preferred brands including Jaclyn Smith, Joe Boxer, Kathy Ireland and Martha Stewart Everyday products from Kmart and Craftsman, Kenmore, Lands’ End, Apostrophe and Covington from Sears. It is too early to say at this time which brands will appear in which stores.

How will the planned merger affect our vendors?
Key suppliers should expect to see substantial improvement in the breadth of distribution of their products as the new corporation will look for opportunities to share key brands and merchandise as appropriate for Sears and Kmart stores.

How will Kmart and Sears work together?
In order to ensure a smooth integration and to provide for an ongoing, mutually beneficial, long-term relationship, an integration team of key operating executives from both companies will be formed. This team will be led by Kmart SVP of Finance Bill Crowley and Sears CFO Glenn Richter. In the meantime, the two companies will continue to operate separately and will require all associates to stay focused on the business and serving the customer.

How does the merger affect the Kmart headquarters in Troy?
The new company will be headquartered in Hoffman Estates, Illinois with a significant presence in Troy, Michigan. No decisions have been made for long-term presence at either location; it is simply too early in the process.

How does this affect my benefits?

What impact will this merger have on my health and welfare benefits?
There is no immediate impact on health and welfare benefits. The benefits programs of both companies will be evaluated over the coming months and any changes will be communicated at the appropriate time.

How will the merger impact my pension?
Associates vested in the pension plan will not lose any earned benefits. The benefits programs of both companies will be evaluated over the coming months and any changes will be communicated at the appropriate time.

Can I use my associate discount card at Sears?
The Kmart associate discount cannot be applied to Sears purchases at this time.

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Cautionary Statement Regarding Forward-Looking Information and Other Matters

     This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sears Holdings Corporation, Kmart Holding Corporation and Sears, Roebuck and Co., including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Kmart’s and Sears’ management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Kmart and Sears stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize synergies and cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; anticipated cash flow and the ability of Sears Holdings to maintain sufficient operating cash flow and liquidity; the successful execution of, and customer response to, strategic initiatives, including the full-line store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; anticipated cash flow; changes in interest rates; the outcome of pending legal proceedings and bankruptcy claims; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; the impact of seasonal buying patterns, which are difficult to forecast with certainty; and general economic conditions and normal business uncertainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Kmart’s and Sears’ results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Forms 10-K of Kmart and Sears filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Sears Holdings Corporation has filed a Registration Statement on Form S-4 with the SEC (Registration No. 333-120954) containing a preliminary joint proxy statement-prospectus regarding the proposed transaction. Stockholders are urged to read the definitive joint proxy statement-prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will also be able to obtain a free copy of the definitive joint proxy statement-prospectus, as well as other filings containing information about Sears Holdings, Kmart and Sears, Roebuck, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement-prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement-prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary.

     The proposed directors and executive officers of Sears Holdings, the respective directors and executive officers of Kmart and Sears, Roebuck and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Sears Holdings’ proposed directors and executive officers, Kmart’s and Sears, Roebuck’s directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement-prospectus contained in the above-referenced Registration Statement on Form S-4.